UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File No.: 000-30668

NOVA LTD.
(Translation of registrant’s name into English)

5 David Fikes Street, Rehovot, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Metrion® Selected by a Leading Memory Manufacturer”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 8, 2025	NOVA LTD. (Registrant)
By: /s/ Guy Kizner
Guy Kizner Chief Financial Officer

Company Contact:
Guy Kizner, Chief Financial Officer
Tel: +972-73-229-5760
E-mail - investors@novami.com
Nova website link - https://www.novami.com/

Investor Relations Contact:
Miri Segal MS-IR LLC
Tel: +917-607-8654
E-mail - msegal@ms-ir.com

Nova Metrion® Selected by a Leading Memory Manufacturer

REHOVOT, Israel, January 8, 2025—Nova (Nasdaq: NVMI) announced today that one of the world’s leading memory manufacturers recently selected the Nova Metrion® platform for its most advanced DRAM R&D as well as DRAM and NAND high-volume manufacturing lines. The company expects to receive additional orders from this customer as the manufacturer expands its inline metrology capabilities.

Nova Metrion® provides tighter process control and improves yield by allowing inline SIMS (secondary ion mass spectrometry) measurements of materials composition depth profiles in next-generation devices. The platform selection was based on its ability to perform full-wafer measurements of epitaxial layers, with high sensitivity and precision.

Nova Metrion® breakthrough technology enables advanced process control of complex and critical multilayer films. It is designed from the ground up for a high-volume manufacturing environment and provides quantitative and actionable results with high-depth resolution and precision. The Metrion® introduces a unique in-line composition profiling capability for key process control measurements, including dopant concentration, contamination, residues, and diffusion, which cannot be obtained by other measurement techniques.

“Bridging the chasm between lab and fab environments is becoming a critical factor in enabling next-generation device manufacturing,” said Gaby Waisman, President and Chief Executive Officer of Nova. “Our ability to provide customers with unique solutions like the Nova Metrion®, addresses the increasing need for materials process control in advanced memory and logic devices.”

About Nova
Nova is a leading innovator and key provider of material, optical and chemical metrology solutions for advanced process control in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art, high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, provides its customers with deep insight into developing and producing the most advanced semiconductor devices. Nova’s unique capability to deliver innovative solutions enables its customers to improve performance, enhance product yields, and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices worldwide. Additional information may be found on Nova’s website link - https://www.novami.com/

Nova is traded on the Nasdaq and TASE, Nasdaq ticker symbol NVMI.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following:  increased information technology security threats and sophisticated computer crime; foreign political and economic risks including supply-chain difficulties; regulations that could restrict our operations such as economic sanctions and export restrictions; changes in U.S. trade policies; indirect effects of the Russia – Ukraine conflict; market instability including inflation and recessionary pressures; risks related to doing business with China; catastrophic events; inability to protect our intellectual property; open source technology exposure, including risks related to artificial intelligence; failure to compete effectively or to respond to rapid technological changes; consolidation in our industry; difficulty in predicting the length and strength of any downturn or expansion period of the market we target; factors that adversely affect the pricing and demand for our product lines; dependency on a small number of large customers; dependency on a single manufacturing facility per product line; dependency on a limited number of suppliers; difficulty in integrating current or future acquisitions; lengthy sales cycle and customer delays in orders; risks related to conditions in Israel, including related to the war against Hamas and other terrorist organizations; risks related to our convertible notes; currency fluctuations; and quarterly fluctuations in our operating results. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in Nova's Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission on February 20, 2024. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Ltd. does not assume any obligation to update the forward-looking information contained in this press release.